DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934
As of March 25, 2024, PartnerRe Ltd. (the “Company” or “we”) had one class of securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our 4.875% Fixed Rate Series J Non-Cumulative Preferred Shares, par value $1.00 per share (the "Preferred Shares").
Description of the Preferred Shares
The following description of our Preferred Shares is a summary and does not purport to be complete. The description of our Preferred Shares is qualified in its entirety by reference to the Certificate of Designation of 4.875% Fixed Rate Series J Non-Cumulative Redeemable Preferred Shares, dated March 15, 2021.
General
The holders of the Preferred Shares have no preemptive rights with respect to any of our common shares (as defined below) or any of our other securities convertible into or carrying rights or options to purchase any such shares. The Preferred Shares are not subject to any sinking fund or other obligation on our part to redeem or retire the Preferred Shares. Unless we redeem them, the Preferred Shares have a perpetual term with no maturity.
Our board of directors may, from time to time, create and issue additional preferred shares without the approval of our shareholders and fix their relative rights, preferences and limitations. The alteration of the special rights attached to the Preferred Shares requires the approval of their holders. See “Voting Rights” below. We have not issued shares that would be senior to the Preferred Shares with respect to payment of dividends and distribution of assets in liquidation.
As of March 25, 2024, there were 8,000,000 Preferred Shares issued and outstanding. The Preferred Shares are listed and traded on the New York Stock Exchange (“NYSE”).
Dividends; Ranking
Holders of the Preferred Shares are entitled to receive, when declared by our board of directors out of funds legally available for the payment of dividends, an amount equal to such holders’ applicable percentage of their liquidation preference, as further described below. Holders of the Preferred Shares are entitled to receive cash dividends in an amount per share equal 4.875% of the liquidation preference per annum (equivalent to $1.21875 per share).
Holders of our Preferred Shares are not entitled to any dividends in excess of dividends actually declared by our board. No interest, or sum of money in lieu of interest, will be payable in respect of any undeclared or declared but unpaid dividends on our Preferred Shares.
Dividends on the Preferred Shares are payable quarterly, when, as and if declared by our board of directors, on the fifteenth day of March, June, September and December of each year (each, a “Dividend Payment Date”); provided, however, that if any Dividend Payment Date falls on any day other than a business day (defined as any day other than a Saturday, Sunday or a day on which banking institutions in Hamilton, Bermuda, or New York, New York are not required to be open), the dividend payment due on such Dividend Payment Date will be paid on the business day immediately after such Dividend Payment Date. The dividend for such dividend period and any other dividend payable on the Preferred Shares for any partial dividend period is computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of record as they appear in our register of members at the close of business on the fifteen calendar day immediately preceding such Dividend Payment Date, whether or not a business day (each, a “Dividend Record Date”).
So long as any Preferred Shares are issued and outstanding, (i) no dividends shall be declared or paid on our common shares or any other junior shares or any parity shares (except, in the case of the parity shares, on a pro rata basis with the Preferred Shares as described below), other than a dividend payable solely in our common shares, other fully junior shares or (solely in the case of parity shares) other parity shares, as applicable; and, and (ii) no common shares, other junior shares or parity shares shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (x) as a result of a reclassification of junior shares for or into fully junior shares, or a reclassification of parity shares for or into other parity shares, or the exchange or conversion of one junior share for or into another fully junior share or the exchange or conversion of one parity share for or into another parity share, (y) through the use of the proceeds of a substantially contemporaneous sale of fully junior shares or (solely in the case of parity shares) other parity shares, as applicable, or (z) as required by or necessary to fulfill the terms of any employment contract, benefit plan or similar arrangement with or for the benefit of one or more employees, directors or consultants), unless in each case (1) the full dividends on all issued and outstanding the Preferred Shares and any parity shares (as defined below) for the last completed dividend period have been or contemporaneously are declared and paid; or (2)  declared and a sum sufficient for the payment thereof has been set aside.
Our board of directors will not declare any dividends on the Preferred Shares nor will we pay or set apart for payment any dividends at such time as the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such action would constitute a breach of or default under such agreement, or if such action is restricted or prohibited by law.
“common shares” means the common shares of the Company, par value $0.00000001 per share.
“fully junior shares” means the common shares and any other class or series of shares of the Company now or hereafter issued and outstanding over which the Preferred Shares have preference or priority in both (i) the payment of dividends and (ii) the distribution of assets on any liquidation, dissolution or winding up of the Company.
“junior shares” means the common shares and any other class or series of shares of the Company now or hereafter issued and outstanding over which the Preferred Shares have preference or priority in either (i) the payment of dividends or (ii) the distribution of assets on any liquidation, dissolution or winding up of the Company.
“parity shares” means the shares on a parity with the Preferred Shares, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether cumulative or non-cumulative, and whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof shall be different from those of the Preferred Shares, if the holders of such class or series and the Preferred Shares shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of declared but unpaid or accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other.
Certain Bermuda Law Restrictions on Payment of Dividends and Redemption of Shares
Under Bermuda law, we may not lawfully declare or pay a dividend unless there are reasonable grounds for believing that we are, or will after payment of the dividend be, able to pay our liabilities as they become due, and that the realizable value of our assets will, after payment of the dividend, be greater than our liabilities.
In addition, under Bermuda law, no redemption of the Preferred Shares may be effected if, on the date that the redemption is to be effected, we have reasonable grounds for believing that we are, or after the redemption would be, unable to pay our liabilities as they become due. In addition, if the redemption price is to be paid out of funds otherwise available for dividends or distributions, no redemption may be made if the realizable value of our assets would thereby be less than our liabilities.
Further, as the Bermuda Monetary Authority (“BMA”) is our group supervisor for insurance group solvency and reporting requirements, we may not be able to declare or pay a dividend on the Preferred Shares or effect any redemption of Preferred Shares if we are or, after giving effect to such payment, would be in breach of the Insurance Act 1978 of Bermuda, as amended, and related rules and regulations thereunder (the “Insurance Act”), the Insurance (Eligible Capital) Rules 2012, the Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011, including the enhanced capital requirements or the group enhanced capital requirements contained within such rules or under such other applicable rules and regulations as may from time to time be issued by the BMA (or any successor agency or then-applicable regulatory authority) pursuant to the terms of the Insurance Act, or any successor legislation.
Payment of Additional Amounts
We will make all payments on the Preferred Shares free and clear of and without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Bermuda or any other jurisdiction in which the Company is organized or any political subdivision or taxing authority thereof or therein (a “Taxing Jurisdiction”), unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (x) the laws (or any regulations or rulings promulgated thereunder) of a Taxing Jurisdiction or (y) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in a Taxing Jurisdiction). If a withholding or deduction at source is required by either (x) or (y), we will, subject to certain limitations and exceptions described below, pay to the holders of the Preferred Shares such additional amounts as dividends as may be necessary so that the net amounts paid will be equal to the amounts we would otherwise have been required to pay had no such withholding or deduction been required.
We will not be required to pay any additional amounts to the holders of the Preferred Shares for or on account of:

(1)any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that such holder was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant taxing jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant taxing jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such Preferred Shares or any Preferred Shares presented for payment (where presentation is required for payment) more than 30 days after the Relevant Date (except to the extent that the holder would have been entitled to such amounts if it had presented such shares for payment on any day within such 30 day period). The “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the dividend disbursing agent on or prior to such due date, it means the first date on which, the full amount of such moneys having been so received and being available for payment to holders, notice to that effect will have been duly given to the holders of the Preferred Shares;
(2)any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any tax, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the liquidation preference or any dividends on the Preferred Shares;
(3)any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such Preferred Shares to comply with any reasonable request by us addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, residence or identity of the holder or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the relevant taxing jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;
(4)any tax, fee, duty, assessment or governmental charge required to be withheld or deducted under Sections 1471 through 1474 of the U.S. Internal Revenue Code (or any Treasury Regulations or other administrative guidance thereunder); or
(5)any combination of items (1), (2), (3) and (4).
In addition, we will not pay additional amounts with respect to any payment on any such Preferred Shares to any holder who is a fiduciary, partnership, limited liability company or other pass-through entity other than the sole beneficial owner of such Preferred Shares if such payment would be required by the laws of the relevant taxing jurisdiction (or any political subdivision or relevant taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership, limited liability company or other pass-through entity or a beneficial owner to the extent such beneficiary, partner or settlor would not have been entitled to such additional amounts had it been the holder of the Preferred Shares.
If there is a substantial probability that we or any successor corporation would become obligated to pay any additional amounts as a result of a change in tax law, we will also have the option to redeem the Preferred Shares as described in the “Tax Redemption” section below.
Liquidation Preference
In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the Preferred Shares rank on parity with each other but rank senior to the common shares. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the Preferred Shares will be entitled to receive from our assets legally available for distribution to shareholders, $25.00 per share. In addition, upon liquidation, holders of the Preferred Shares would receive any declared but unpaid dividends, if any, to the date of final distribution to such holders, before any distribution is made to holders of our common shares and any other class or series of junior shares.
After payment of the full amount of the liquidating distributions to which they are entitled, the holders of our Preferred Shares will have no right or claim to any of our remaining assets. In the event that our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all classes or series of parity shares, then the holders of the Preferred Shares and all such classes or series of parity shares will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.
If liquidating distributions will have been made in full to all holders of the Preferred Shares and all classes or series of parity shares, our remaining assets will be distributed among the holders of our common shares or any other classes or series of our junior shares, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, our consolidation, amalgamation or merger, reincorporation, de-registration, reconstruction, reorganization or other similar transaction or the sale or transfer of all or substantially all of our shares or property or business will not be deemed to constitute a liquidation, dissolution or winding up of the Company.
Redemption
The Preferred Shares are redeemable at our option on or after March 15, 2026, in each case, upon not less than 30 nor more than 60 days written notice, for cash at a redemption price of $25.00 per share.
In addition to the redemption price, the Preferred Shares would receive an amount equal to the portion of the quarterly dividend attributable to the then-current dividend period to, but excluding, the redemption date and any declared but unpaid dividends payable to the redemption date, without interest on such unpaid dividends.
The Preferred Shares are not subject to any sinking fund or similar provisions or other obligation on our part to redeem or retire the Preferred Shares. Holders of shares to be redeemed will surrender certificates for such shares at the place designated in such notice.
If fewer than all of the outstanding Preferred Shares of any series are to be redeemed, we will determine the number of shares to be redeemed and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares), or by lot.
Unless dividends on all the Preferred Shares and all parity shares will have been declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the latest completed dividend period, and, in the case of the cumulative shares, for all past dividend periods, we may not redeem, purchase, or acquire any Preferred Shares or any parity shares, otherwise than pursuant to a purchase or exchange offers made on the same terms (other than in respect of arrearages on the cumulative shares) to all holders of such Preferred Shares and parity shares.
Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of the Preferred Shares to be redeemed at the address shown in our register of members. Each notice will state, as appropriate: (i) the redemption date; (ii) the number of Preferred Shares to be redeemed; (iii) the redemption price (including any accrued or declared but unpaid dividends, as applicable); and (iv) that the shares should be delivered via book-entry transfer or the place or places where certificates for the Preferred Shares are to be surrendered for payment of the redemption price. If fewer than all of the issued and outstanding Preferred Shares are to be redeemed, the notice mailed to each such holder thereof will also specify the number of the Preferred Shares to be redeemed from such holder. If notice of redemption of the Preferred Shares has been given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of the Preferred Shares called for redemption, then, on and after the redemption date, no further dividends will be declared on such Preferred Shares, such Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such Preferred Shares will terminate, except the right to receive the redemption price, without interest.
The holders of the Preferred Shares at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to such Preferred Shares on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or our default in the payment of the dividend due. Except as provided above, we will make no payment or allowance for declared but unpaid dividends with respect to the Preferred Shares, whether or not in arrears, on the Preferred Shares which have been called for redemption.
Capital Disqualification Redemption
We have the option to redeem for cash the Preferred Shares at any time prior to March 15, 2026, in whole, but not in part, at any time within 90 days following the occurrence of the date on which we have reasonably determined that, as a result of (i) any amendment to, or change in, the laws or regulations of Bermuda that is enacted or becomes effective after the initial issuance of the Preferred Shares; (ii) any proposed amendment to, or change in, those laws or regulations that is announced or becomes effective after the initial issuance of the Preferred Shares; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of the Preferred Shares a “capital disqualification event” (as defined below) has occurred, at a redemption price of $25.00 per share, plus declared and unpaid dividends, if any, without regard to any undeclared dividends, to, but excluding the redemption date, without interest on such unpaid dividends.
A “capital disqualification event” has occurred if the Preferred Shares cease to qualify, in whole or in part (including as a result of any transitional or grandfathering provisions), for purposes of determining our solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or level of the Company or any subsidiary thereof, where capital is subdivided into tiers, as Tier 2 Capital securities under then-applicable capital adequacy rules and regulations imposed upon us by the BMA (or any successor agency or then-applicable regulatory authority), which, includes the “Enhanced Capital Requirements” (as defined in the relevant Bermuda capital regulations) then applicable to the Company and/or its group, except as a result of any applicable limitation on the amount of such capital. For the avoidance of doubt, a “capital disqualification event” shall not be deemed to have occurred so long as the Preferred Shares qualify as Tier 1 or Tier 2 capital securities as described by the BMA.
Tax Redemption
We have the option to redeem for cash the Preferred Shares at any time in whole or from time to time in part, upon not less than 30 days nor more than 60 days prior written notice in accordance with the procedures described under “Redemption” above, at a redemption price of $25.00 per share, plus an amount equal to the portion of the quarterly dividend attributable to the then-current dividend period to, but excluding, the redemption date with respect to the Preferred Shares if as a result of a “change in tax law” there is a substantial probability that the Company or any successor would be required to pay any additional amounts with respect to the Preferred Shares, as applicable, and the payment of those additional amounts cannot be avoided by the use of any reasonable measures available to us or any successor company.
A “change in tax law” that would trigger the provisions of the preceding paragraph would be (a) a change in or amendment to laws, regulations or rulings of any jurisdiction, political subdivision or taxing authority described in the next sentence, (b) a change in the official application or interpretation of those laws, regulations or rulings, (c) any execution of or amendment to any treaty affecting taxation to which any jurisdiction, political subdivision or taxing authority described in the next sentence is party or (d) a decision rendered by a court of competent jurisdiction in Bermuda or any taxing jurisdiction or any political subdivision described in the next sentence, whether or not such decision was rendered with respect to us, in each case described in (a)-(d) above occurring after March 9, 2021; provided that in the case of a relevant taxing jurisdiction other than Bermuda in which a successor company is organized, such change in tax law must occur after the date on which we consolidate, merge or amalgamate (or engage in a similar transaction) with the successor company, or convey, transfer or lease substantially all of our properties and assets to the successor company, as applicable. The jurisdictions, political subdivisions and taxing authorities referred to in the previous sentence are (a) Bermuda or any political subdivision or governmental authority of or in Bermuda with the power to tax, (b) any jurisdiction from or through which we or our dividend disbursing agent are making payments on the Preferred Shares, as applicable, or any political subdivision or governmental authority of or in that jurisdiction with the power to tax or (c) any other jurisdiction in which the Company or a successor is organized or generally subject to taxation or any political subdivision or governmental authority of or in that jurisdiction with the power to tax.
Substitution or Variation
In lieu of a redemption upon a capital disqualification event as described under “Capital Disqualification Event” or a redemption upon a tax event as described under “Tax Redemption” above, upon or following such capital disqualification event or tax event, we may, without the consent of any holders of the Preferred Shares, vary the terms of the Preferred Shares, or exchange them for new securities, that (1) in the case of a capital disqualification event, for purposes of determining the solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or level of the Company or any member thereof, where subdivided into tiers, would cause the Preferred Shares to cease to qualify, in whole or in part (including as a result of any transitional or grandfathering provisions or otherwise) as at least Tier 2 capital under then-applicable capital adequacy regulations imposed upon us by the BMA (or any successor agency or then-applicable regulatory authority), which includes our Enhanced Capital Requirements (as defined in the Bermuda capital regulations) or (2) in the case of a tax event, would eliminate the substantial probability that we or any successor corporation would be required to pay any additional amounts with respect to the Preferred Shares as a result of a change in tax law. In either case, the terms of the varied securities or new securities considered in the aggregate cannot be less favorable to holders than the terms of the Preferred Shares prior to being varied or exchanged; provided that no such variation of terms or securities received in exchange will change the specified denominations, or the amount of dividends payable on, the redemption dates (other than any extension of the period during which an optional redemption may not be exercised by the Company) or currency of, the Preferred Shares, reduce the liquidation value thereof, lower the ranking in right of payment with respect to the payment of dividends or the distribution of assets upon liquidation or winding up of the Preferred Shares, or change the foregoing list of items that may not be so amended as part of such substitution or variation. Further, no such variation of terms or securities received in exchange will impair the right of a holder of the securities to institute suit for the payment of any amounts due (as provided under each Certificate of Designation), but unpaid with respect to such holder’s securities.
Prior to any substitution or variation, we will be required to (1) receive an opinion of independent legal advisers of recognized standing to the effect that holders and beneficial owners of the Preferred Shares (including as holders and beneficial owners of the varied or exchanged securities) will not recognize income, gain or loss for United States federal income tax purposes as a result of such substitution or variation and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such substitution or variation not occurred.
Any substitution or variation of the Preferred Shares described above will be made after notice is given to the holders of the Preferred Shares not less than 30 nor more than 60 days prior to the date fixed for substitution or variation, as applicable.
“capital adequacy regulations” means the solvency margin, capital adequacy regulations or any other regulatory capital rules applicable to us from time to time on an individual or group basis pursuant to Bermuda law and/or the laws of any other relevant jurisdiction and which set out the requirements to be satisfied by financial instruments to qualify as solvency margin or additional solvency margin or regulatory capital (or any equivalent terminology employed by the then applicable capital adequacy regulations).
Voting Rights
Except as described below, the Preferred Shares have no voting rights. Whenever dividends have not been declared and paid on the Preferred Shares or any class or series of non-cumulative parity shares in an amount equivalent to dividends for six full dividend periods (whether or not consecutive), then, immediately upon the happening of such event, the holders of the Preferred Shares, together with the holders of shares of every class or series of non-cumulative parity shares, voting as a single class regardless of class or series, will have the right to elect two directors to our board of directors. Whenever dividends on the Preferred Shares and the non-cumulative parity shares then issued and outstanding have been paid in full, or declared and sufficient funds have been set apart for payment, for at least four consecutive dividend periods, then the right of holders of the Preferred Shares and the non-cumulative parity shares to be represented by directors will cease (but subject always to the same provision for the vesting of such rights in the case of any future non-payments in an amount equivalent to dividends for six full dividend periods), and the terms of office of the additional directors elected to our board will immediately terminate.
Holders of cumulative shares are entitled to two separate additional directors whenever dividends have not been declared and paid on such cumulative parity shares in an amount equivalent to dividends for six full dividend periods (whether or not consecutive) in accordance with the terms of the respective Certificates of Designation for such cumulative shares. Unlike the additional directors for the non-cumulative shares, the terms of office of the additional directors elected by holders of cumulative shares will cease whenever all arrearages in dividends on such cumulative shares then outstanding will have been paid and dividends thereon for then-current quarterly dividend period will have been declared and paid or declared and set apart for payment. Although the Preferred Shares are parity shares with respect to the cumulative shares, and notwithstanding any provision of the Certificate of Designation of any series of cumulative shares, holders of the Preferred Shares will not be entitled to vote with the holders of the cumulative shares for the election of additional directors in circumstances where the holders of cumulative shares are entitled to do so.
In the event we were to merge or amalgamate with another company, the holders the Preferred Shares are entitled to vote on such merger or amalgamation together with all other holders of our share capital pursuant to the Companies Act 1981 of Bermuda, as amended, provided that the holders of the Preferred Shares would be entitled to vote as a separate class, if the merger or amalgamation agreement contains a provision that would constitute a variation of the rights of such Preferred Shares.
In addition, except as set forth above under “Substitution or Variation,” without the written consent, or the sanction of a resolution passed at a separate meeting, of the holders of at least 75% of each of the Preferred Shares at the time issued and outstanding, we may not make any amendment or alteration to, or repeal, any of the provisions of our Memorandum of Association, bye-laws or the Certificate of Designation that would vary the rights, preferences or voting powers of the holders of the Preferred Shares; provided, however, that any action to authorize or create, or to increase the authorized amount of, any class or series of share capital of the Company that does not rank senior to the Preferred Shares in either the payment of dividends or the distribution of assets on any liquidation, dissolution or winding up of the Company shall not be deemed to vary the rights, preferences or voting powers of the holders of Preferred Shares.
Conversion
Our Preferred Shares are not convertible or exchangeable for any of our other securities.

Limitations on Transfer and Ownership
Our bye-laws provide that, subject to waiver by our board of directors, no person (other than any other than any member of Covéa Cooperations S.A., a French stock corporation (société anonyme), and each of its affiliates that becomes a shareholder of the Company and each of their respective successors) may acquire ownership of our shares if such purchase would result in (1) such person owning or controlling more than 9.9% of our outstanding shares (as determined by value) or (2) such person becoming a holder of more than 9.9% of the total combined voting power of all classes of our shares entitled to vote at a general meeting of our shareholders or in any other circumstance in which our shareholders are entitled to vote (a “Ten Percent Shareholder”). A transferee will be permitted to dispose of any shares purchased which violate the restriction and as to the transfer of which registration is refused. In addition, in the event we become aware of such ownership, we may reduce the voting rights with respect to any of our shares owned or controlled by such person to the extent necessary to limit the voting power held by such person to 9.9% in the aggregate. The voting rights with respect to all shares held by such person in excess of the 9.9% limitation will be allocated to the other holders of shares, pro rata based on the number of shares held by all such other holders of shares, subject only to the further limitation that no shareholder allocated such voting rights may exceed the 9.9% limitation as a result of such allocation. For these purposes, references to ownership or control of our shares mean ownership within the meaning of Section 958 of the U.S. Internal Revenue Code and Section 13(d)(3) of the Exchange Act. Our bye-laws provide for additional limitations on transfer and ownership of our share capital.
Jurisdiction and Governing Law
We have agreed to submit ourselves to the non-exclusive jurisdiction of any United States Federal or New York State court sitting in the Borough of Manhattan, The City of New York, New York, over any suit, action or proceeding arising out of or relating to the Preferred Shares. Bermuda substantive law will be applied in any such proceeding.